Chay Spirits, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2024 and 2023

CHAY SPIRITS, LLC

TABLE OF CONTENTS

To the Managing Member of
Chay Spirits, LLC
Dover, DE

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Chay Spirits, LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in members' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 20, 2026

Artesian CPA, LLC
1312 17th Street, #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CHAY SPIRITS, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash	$ 4,020	$ 19,084
Inventory	13,621	5,200
Total Current Assets	17,641	24,284
TOTAL ASSETS	$ 17,641	$ 24,284
LIABILITIES AND MEMBERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 36,878	$ 43,884
Related party payable, current portion	11,750	116,718
Total Current Liabilities	48,628	160,601
Long-Term Liabilities:		
Related party payable, net of current portion	494,564	24,850
Total Long-Term Liabilities	494,564	24,850
Total Liabilities	543,192	185,451
Members' Deficit:		
Class A Units: 1,045,733 and 1,025,429 units outstanding as of December 31, 2024 and 2023, respectively	673,840	471,402
Class C Units: 10,000 units outstanding as of both December 31, 2024 and 2023	-	-
Accumulated deficit	(1,199,391)	(632,569)
Total Members' Deficit	(525,551)	(161,167)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 17,641	$ 24,284

See accompanying Independent Accountant's Review Report

See accompanying notes, which are an integral part of these financial statements.

CHAY SPIRITS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2024 and 2023

	2024	2023
Net revenues	$ 58,844	$ 137,674
Costs of net revenues	43,452	58,672
Gross profit	15,392	79,003
Operating expenses:		
Sales & marketing	91,782	131,428
General & administrative	433,528	235,166
Total operating expenses	525,310	366,593
Loss from operations	(509,918)	(287,591)
Other income/(expense):		
Interest income	-	7
Interest expense	(22,164)	(4,556)
Total other income/(expense)	(22,164)	(4,549)
Net loss	$ (532,082)	$ (292,140)

See accompanying Independent Accountant's Review Report

See accompanying notes, which are an integral part of these financial statements.

CHAY SPIRITS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2024 and 2023

	Class A Units		Class C Units		Accumulated	Total Members'
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance at January 1, 2023	1,011,319	$ 225,524	10,000	$ -	$ (207,423)	$ 18,101
Contributions	14,110	245,878	-	-	-	245,878
Distributions	-	-	-	-	(133,006)	(133,006)
Net loss	-	-	-	-	(292,140)	(292,140)
Balance at December 31, 2023	1,025,429	471,402	10,000	-	(632,569)	(161,167)
Contributions	20,304	202,438	-	-	-	202,438
Distributions	-	-	-	-	(34,740)	(34,740)
Net loss	-	-	-	-	(532,082)	(532,082)
Balance at December 31, 2024	1,045,733	$ 673,840	10,000	$ -	$ (1,199,391)	$ (525,551)

See accompanying Independent Accountant's Review Report

See accompanying notes, which are an integral part of these financial statements.

CHAY SPIRITS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows From Operating Activities		
Net loss	$ (532,082)	$ (292,140)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory	(8,421)	(5,200)
Increase/(Decrease) in accounts payable	(7,006)	8,777
Increase/(Decrease) in accrued interest payable	22,164	3,055
Net Cash Used In Operating Activities	(525,344)	(285,508)
Cash Flows From Financing Activities		
Advances from related parties	342,582	36,600
Capital contributions	202,438	245,878
Distributions	(34,740)	(133,006)
Net Cash Provided By Financing Activities	510,280	149,471
Net Change In Cash	(15,064)	(136,037)
Cash at Beginning of Year	19,084	155,120
Cash at End of Year	$ 4,020	$ 19,084
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 1,500

See accompanying Independent Accountant's Review Report

See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Chay Spirits, LLC (the "Company") was formed as a Delaware limited liability company on August 30, 2021, for the purpose of offering a new brand in the world of flavored vodka and non-carbonated ready-to-drink cocktails. The Company's brand mission is to Never Miss Out Again creating products that are zero sugar, low carb, and plant-based sweetened.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying values of the Company's assets and liabilities approximate their fair values, primarily due to their short-term in nature.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had $4,020 and $19,084 of cash in banks, respectively.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company's cash and cash equivalents did not exceed the FDIC insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2024 and 2023, inventory consisted of finished goods amounting to $13,621 and $5,200, respectively. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, "Related Party Disclosures", for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Revenue Recognition

Revenue recognition: The Company earns revenue from sales to customers of flavored vodka and non-carbonated ready-to-drink cocktails.

Revenue is recognized when promised products and services are transferred to the customer. The amount of revenue recognized reflects both the fixed and variable consideration to which the Company expects to be entitled in exchange for these products and services. The Company applies the following five-step model when evaluating the amount and timing of revenue recognition in its customer contracts:

- Step 1 – Identify the contract(s) with a customer
- Step 2 – Identify the performance obligations in the contract
- Step 3 – Determine the transaction price
- Step 4 – Allocate the transaction price to the performance obligations
- Step 5 – Recognize revenue when (or as) performance obligations are satisfied

The Company's performance obligations in its contracts with customers generally consist only of the delivery of vodka products and carbonated drinks. Revenue is recognized at the point in time when control of the products transfers to the customer, which typically occurs upon delivery or shipment, depending on the agreed shipping terms.

The transaction price in these arrangements is based on the stated sales price of the products, net of applicable discounts, rebates, and allowances. Customers do not have rights of return beyond standard quality claims, and there are no variable consideration components such as milestone payments or platform fees.

Accordingly, revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the products delivered, and is recognized once the performance obligation has been satisfied.

The Company has no contract balances as of December 31, 2024, 2023, and 2022.

Interest Expense

Interest expense represents costs incurred on outstanding loans payable to related parties. Interest is recognized based on the stated rate applied to the outstanding amount and recorded in the period incurred. Any capitalized origination fees are recorded as loan discount and are being amortized over the expected term of the borrowing arrangement.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or

expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $532,082 and $292,140 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operating activities. As of December 31, 2024, the Company lacked liquidity to satisfy its obligations as they come due with $4,020 of cash and $17,641 of current assets relative to $48,628 of current liabilities. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

Promissory Note Agreement 1

On December 31, 2021, the Company entered into a promissory note agreement with Stacey Lefton Glick 2018 Family Trust (the "Holder") for a total principal amount of $98,848. Interest was originally payable annually at a rate equal to the LIBOR Benchmark Rate. On January 13, 2026, the Company entered into an amendment and waiver with the Holder. The key terms of the amendment are as follows:

- Interest rate - The Company shall pay simple interest at the fixed rate of three percent (3.0%) per annum.
- Maturity - The outstanding principal and accrued interest shall be due and payable in full on December 31, 2028.
- Waiver of Existing Defaults - The Holder waived all events of defaults and any rights to accelerate or exercise remedies that may have arisen as a result of (a) the failure to pay principal and/or interest on or before December 31, 2024, and (b) the use of an undefined "Libor Rate" as the interest benchmark. Holder agrees that, after giving effect to this amendment, the note is not in default.
- Accrued Interest – The parties acknowledged and agreed that the total accrued interest on the Note for the period from December 31, 2021 through December 31, 2024, calculated using the amended simple interest rate of 3.0%, totaling $9,175.

As of December 31, 2024 and 2023, the outstanding principal for this note amounted to $98,848 and $98,848 and accrued interest payable was $9,176 and $6,120, all respectively. Interest expense of $3,146 and $3,054 was recognized on this note for the year ended December 31, 2024 and 2023, respectively.

<u>Promissory Note Agreement 2</u>

On December 31, 2024, the Company, entered into a promissory note agreement with Chay Brands, LLC (the "Holder") for a total principal amount of up to $401,832. During the years ended December 31, 2024 and 2023, the Company drew down $342,582 and $24,850 on this note. Interest is payable annually at a fixed rate of 12% per annum. All principal and accrued interest is due in 2032.

As of December 31, 2024 and 2023, the outstanding principal for this note amounted to $367,432 and $24,850 and accrued interest payable was $18,977 and $0, all respectively. Interest expense of $18,977 and $0 was recognized on this note for the years ended December 31, 2024 and 2023, respectively.

<u>Promissory Note Agreement 3</u>

On May 2, 2023, the Company, entered into a promissory note agreement with Michale Zoller (the "Holder") for a total principal amount of $11,750. Interest amounted to $1,500, which was paid upon the execution of the note in 2023. The principal amount was due on January 1, 2024, but was not repaid and is therefore in default as of December 31, 2024.

As of both December 31, 2024 and 2023, the outstanding principal for this note amounted to $11,750. Interest expense of $0 and $1,500 was recorded for the years ended December 31, 2024 and 2023, respectively.

<u>Summary</u>

The roll forward of principal and accrued interest balance are as follows:

	2024	2023
Beginning balance	$ 135,448	$ 98,848
Advances	342,582	36,600
Repayments	-	-
Ending balance	478,030	135,448
Accrued interest	28,284	6,120
Total related party payable	506,314	141,568
Current portion	11,750	116,718
Non-current portion	$ 494,564	$ 24,850

Future maturities on the outstanding loans are as follows as of December 31, 2024:

2025	$ 11,750
2028	108,024
2032	386,540
Total	$ 506,314

Management Fees

During the years ended December 31, 2024 and 2023, the Company incurred management fees to the members of the Company's board of managers amounting to $296,448 and $136,066, respectively.

The arrangement was established to support the Company's operations and production activities. These services were provided under non-formal agreements, are non-interest bearing, and were settled in cash.

Management believes the terms of these related party transactions are reasonable given the relationship and consistent with those that could be obtained from independent third parties.

Option Agreements

See Note 5, Options section, for discussion of option agreements with related parties.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company is owned by its members, denominated as membership units. The Company is 94% owned by Chay Brands, LLC, a Nevada limited liability company. The Company has established a board of managers (the "Board" or "Board of Managers") consisting of Jon Glick and Chase Glick. The Board has extensive authority for the management of the Company and shall have the authority, power, an distribution to mange and control the business, property, and affairs of the Company, to make all decisions regarding those matters, and to supervise, direct, and control the actions of the Company.

The Company has authorized the issuance of Class A membership units ("Class A Units") and Class C membership units ("Class C Units"). Class C Units are profits interests for tax purposes, and therefore shall not be credited with a capital account in respect of the grant or vesting of Class C Units.

As of December 31, 2024 and 2023, the Company has 1,045,733 and 1,025,429 Class A Units and 10,000 and 10,000 Class C Units issued and outstanding, each respectively.

The Company's members shall have no right to vote on any matter, except as specifically set forth in the Company's operating agreement, or as may be required under Delaware law. Any such vote shall be at a meeting of the members entitled to vote or in writing. Class A Units are entitled to cast one vote per unit on any matter requiring the approval of the units. The Class C Units shall be not be entitled to vote on any matter.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Contributions

Contributions are recorded to each member's capital account and reflect the total capital invested, net of withdrawals, and includes profit allocations. Contributions may be made at various times and in varying amounts, subject to approval of the Board, and are tracked by member. The Company does not issue certificates or assign par value to units. Capital accounts are used to calculate profit allocations and any priority returns.

Chay Brands, LLC holds a material equity interest in the Company, representing approximately 94% of total capital as of December 31, 2024 and 2023, with the remaining held by various investor members.

During 2023, the Company issued 14,110 Class A Units in exchange for investments totaling $139,000 at a price per share of $9.85. Additionally, the Company received $106,878 of contributions into the capital account of a member without the issuance of additional Class A Units.

During 2024, the Company issued 20,304 Class A Units in exchange for investments totaling $200,000 at a price per share of $9.85. Additionally, the Company received $2,438 of contributions into the capital account of a member without the issuance of additional Class A Units.

Distributions

In the event of a dissolution or liquidation of the Company, after payment of all debts and liabilities, liquidation costs, and Board determined reserves, distributions shall be made first to Class A Units ratably to the number of units held up to the capital account balance of each holder of Class A Units, then ratably amongst Class A and Class C Units except subject to incentive unit thresholds on Class C Units as defined in the Company's operating agreement.

The Company may make annual distributions to its members for payment of taxes associated with tax liabilities created by the Company's profits. Any such distributions shall reduce the amounts due under the liquidation distributions described above. Any distributions that the Company may declare shall be made on a pro rata basis, in proportion to the aggregate number of Units held by each Member. However, Class C Units are not entitled to receive any such distributions.

For the years ended December 31, 2024 and 2023, the Company recorded distributions to various members (including to a member of the Board) amounting to $34,740 and $133,006, respectively. Such amounts were applied against the capital accounts of such members and will reduce the distributions payable to such members under the liquidation distribution provisions described above.

Options

The Company has entered into membership unit purchase options with three members who are related parties to the Company. Under the agreement terms, the option holders have irrevocable options to purchase membership units of the Company for a term of 25 years. The number of membership units available for purchase is dependent upon a formula defined in the agreements associated with achieving certain revenue targets. The Company is currently in the process of amending these agreements to clarify terms, which may affect the accounting for these options in future periods. No stock compensation expense has been incurred on these agreements as of December 31, 2024.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Promissory Notes

- On April 10, 2025, the Company entered into a convertible promissory note agreement (the "Note") for $75,000 with Marmel Trust (the "Holder"), with 10% simple interest per annum. A lump-sum payment for the $75,000 principal and total accrued interest in the amount of $29,917, aggregating to $104,917, will be payable on the maturity date of April 4, 2029. If an equity event has not happened by that date, the Holder has the option of converting the Note to membership units at a discount rate of 85% of the cost per membership unit at such time.

The Holder is member of the Company and its controlling member, Chay Brands, LLC. If a conversion or repayment in full of this Note has not occurred prior to the maturity date, then, at the election of Holder, on the maturity date (or before the maturity date to become effective on the maturity date), the outstanding principal balance and any unpaid accrued interest under this Note may either be repaid in full, or converted into membership units at a price per membership unit equal to 85% of the value per membership unit reasonably determined by the Company's Board in good faith as of April 4, 2029.

- On August 25, 2025, the Company entered into another promissory note with David Weiss for $25,000, bearing interest at 6% per annum. The principal and interest shall be due on August 24, 2027.

Full Factoring Loans

The Company entered into two (2) full factoring loans with Mamel Trust aggregating to $150,024.

On September 22, 2025, the Company entered into a full factoring loan for $55,000, plus fees, and bearing interest of 2.5% on up to 80% of a specific distributor's outstanding invoice. On October 22, 2025, the Company repaid the $55,000 principal plus $1,421 in fees and interest for a total of $56,421.

On December 12, 2025, the Company entered into another full factoring loan for $95,024 plus a fee of $500, bearing interest at 1.5%, to cover 80% of the Company's costs owed to a supplier.

Management Services Agreement – Related Party

On January 1, 2026, the Company, entered into a management service agreement with GF Trading International, LLC ("GF Trading"), which is a related party controlled by the members of the Company's board of managers. This includes, but not limited to, management and administrative services. During the initial and renewal term, the Company shall pay GF Trading a guaranteed payment of $50,000 monthly. The agreement is being amended to be effective on March 1, 2026. The members of the Company's Board of Managers have received $76,800 in 2026 under this agreement through GF Trading.

Second Amendment of Operating Agreement

On January 27, 2026, the Company executed a Second Amendment and Restated Limited Liability Company Agreement for the Company.

Member Unit Issuances

Subsequent to December 31, 2024 through the issuance of these financial statements, the Company issued 38,865 Class A membership units for gross proceeds of $485,000 and issued 596 membership units in exchange for services rendered to the Company.

Brokerage Agreement

On August 1, 2025, the Company entered into a brokerage agreement with General Wine & Liquor Company for the promotion and distribution of certain alcoholic beverage brands in the State of Michigan for a term of three years, subject for renewal. Under the terms of the agreement, the General Wine & Liquor Company is appointed as the exclusive sales broker and authorized distribution agent in the state of Michigan for the Company's products and is responsible for promoting sales through retail and on-premise channels using promotional materials provided by the Company.

On May 1, 2025, the Company entered into a distributor agreement with Heidelberg Distributing Co., LLC, appointing it as the exclusive distributor of certain products in the State of Ohio. The agreement will take effect until it is terminated by either party or violates stipulation in the agreement.

On May 5, 2025, the Company entered into a distributor agreement with Heidelberg Distributing of Northern Kentucky, Inc., appointing it as the exclusive distributor of certain products in the State of Kentucky. The agreement will take effect until it is terminated by either party or violates stipulation in the agreement.

On August 1, 2025, the Company entered into a distributor agreement with R.F. Beverages LLC for a term of two (2) years, subject for renewal, appointing it as the exclusive distributor of certain products in all countries within the state of Illinois excluding Madison, Monroe and St Clair.

Other Agreements: 2026 Planned Equity Agreements

The Company has entered into an arrangement with Legion M Entertainment, Inc. ("Legion M"), contingent upon the occurrence of a future offering launch. Under this equity grant incentive agreement, Legion M will receive a total of 1% of outstanding units, issued in four increments of 0.25% each upon: upon execution of the contract, upon launch of the offering, based on performance in general marketing efforts promoting Chay Spirits to the Legion M fan base, and upon completion of a successful Regulation CF offering.

In addition, the members of the Company's Board of Managers have authorized a new class of preferred units, preferred founder units, which will be issued to the members of the Company's Board of Managers. The Company intends for GF Trading to be issued 16% of the preferred units in the Company.

Management's Evaluation

Management has evaluated all subsequent events through February 20, 2026, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.